Mail Stop 4561

December 4, 2008

Mr. Anthony E. Hull
Chief Financial Officer
Realogy Corporation
One Campus Drive
Parsippany, NJ 07054

> **Re:** **Realogy Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 333-148153**

Dear Mr. Hull:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Fiancial Condition and Results of Operations

EBITDA, Pro Forma Combined EBITDA and Pro Forma Combined Adjusted EBITDA, pages 70

1. We note your use of the non-GAAP measure Pro Forma Combined Adjusted EBITDA includes adjustments to remove the impact of impairments taken on intangible assets and goodwill, restructuring costs and certain non-cash charges such as stock based compensation expense. You have disclosed on page 70 that your calculation corresponds to covenants used in your senior secured credit facility and indentures governing your notes. In future filings, please revise your disclosure to discuss the materiality of the underlying debt agreements and the covenant(s) and the actual or reasonably likely effects of compliance or non-compliance with the covenant(s) on the company's financial condition and liquidity. Refer to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the "Q&A"). Additionally, please tell us how you evaluated adjustments (a) and (f) on page 71 for restructuring charges under Question 9 of the Q&A.

Financial Statements

9. Long and Short Term Debt, pages F-29

2. We note that you have recorded interest earned related to fund relocation receivables and advances and short-term borrowing facilities within net revenues. Please tell us management's basis for classification of interest income as operating revenues within the Consolidated and Combined Statements of Operations. Please tell us the accounting literature relied upon.

11 Income Taxes, pages F-33

3. We note that you have recorded a valuation allowance of approximately $10 million against deferred income tax assets of $367 million as of December 31, 2007. Please tell us how you evaluated the guidance in paragraph 23 of SFAS 109 in light of the limited period of successor operations which resulted in a loss from operations during the period from April 10, 2007 through December 31, 2007 and in light of the significant downturn in the US residential real estate market. In your response, please advise us of any current and relevant

information related to your analysis of your valuation allowance on deferred income tax assets.

Exhibits 31.1 and 31.2

4. We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. In future filings, please do not include the title of the certifying individual in the opening line of the certification.

Form 10-Q for the period ended September 30, 2008

Impairment of Goodwill and Other Indefinite Life Intangibles, page 12

5. Please tell us what consideration was given to performing your impairment testing on goodwill and other unamortized intangibles sooner than the annually scheduled dated of October 1. In your response, please tell us how you weighed factors such as the impairments taken during 2007, the worsening residential market environment and the guidance in paragraph 17 of SFAS 142.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief